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November 27, 2007

Ryan Milne

Division of Corporate Finance

United States Securities and Exchange Commission Washington, D.C.

U.S.A 20549-0405

Dear Mr Milne:

Re: Candente Resource Corp.
File No. 000-31218

In regards to your letter dated November 19. 2007 in response to Candente's 20-F Amendment #1, 1 acknowledge on behalf of Candente that:

·

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CANDENTE RESOURCE CORP.